UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.      )*


               Weitzer Homebuilders Incorporated
---------------------------------------------------------------
                   (Name of Issuer)

                   Class A Common Stock, $.01 Par Value
---------------------------------------------------------------
                   (Title of Class of Securities)

                       949049100
---------------------------------------------------------------
                     (CUSIP Number)

                    Rodney M. Propp
405 Park Avenue, New York, New York 10022, Tel. (212) 421-1117
---------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

                          November 26, 1996
---------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP NO. 949049100                                Page       of     Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Morris Propp
----------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)[ ]
                                                             (b)[X]
----------------------------------------------------------------
3        SEC USE ONLY

----------------------------------------------------------------
4        SOURCE OF FUNDS*

                  PF
----------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                                              [ ]
----------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
----------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7        SOLE VOTING POWER

                 10,000
----------------------------------------------------------------
8        SHARED VOTING POWER

                 133,000
----------------------------------------------------------------
9        SOLE DISPOSITIVE POWER

                10,000
----------------------------------------------------------------
10       SHARED DISPOSITIVE POWER

                143,000
----------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            153,000
----------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                               [ ]
----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.5%
----------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
----------------------------------------------------------------


                *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP NO. 949049100                                Page       of     Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Rodney M. Propp
----------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]
                                                               (b)[x]
----------------------------------------------------------------
3        SEC USE ONLY

----------------------------------------------------------------
4        SOURCE OF FUNDS*

              PF
----------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                                               [ ]
----------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
----------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7        SOLE VOTING POWER

                15,000
----------------------------------------------------------------
8        SHARED VOTING POWER

                133,000
----------------------------------------------------------------
9        SOLE DISPOSITIVE POWER

                15,000
----------------------------------------------------------------
10       SHARED DISPOSITIVE POWER

                133,000
----------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                148,000
----------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                               [ ]
----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.3%
----------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
----------------------------------------------------------------


                *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                   SCHEDULE 13D

CUSIP NO. 949049100                                Page       of     Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Hanaper Partners, L.P.
----------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)[ ]
                                                             (b)[X]
----------------------------------------------------------------
3        SEC USE ONLY

----------------------------------------------------------------
4        SOURCE OF FUNDS*

                  WC
----------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                                              [ ]
----------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York
----------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7        SOLE VOTING POWER

                 123,000
----------------------------------------------------------------
8        SHARED VOTING POWER

               0
----------------------------------------------------------------
9        SOLE DISPOSITIVE POWER

                123,000
----------------------------------------------------------------
10       SHARED DISPOSITIVE POWER

            0
-----------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            123,000
----------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                               [ ]
----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.2%
----------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  PN
----------------------------------------------------------------


                *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP NO. 949049100                                Page       of     Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             P-II, Incorporated
----------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)[ ]
                                                             (b)[X]
----------------------------------------------------------------
3        SEC USE ONLY

----------------------------------------------------------------
4        SOURCE OF FUNDS*

                  WC
----------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                                                              [ ]
----------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York
----------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7        SOLE VOTING POWER

                 10,000
----------------------------------------------------------------
8        SHARED VOTING POWER

               123,000
----------------------------------------------------------------
9        SOLE DISPOSITIVE POWER

                10,000
----------------------------------------------------------------
10       SHARED DISPOSITIVE POWER

            123,000
-----------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            133,000
----------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                               [ ]
----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.6%
----------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  CO
----------------------------------------------------------------


                *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.
                  The securities to which this statement (the "Schedule 13D") relates are the shares of Class A Stock (the "Class A Stock") of Weitzer Homebuilders Incorporated (the "Company"). The Company's principal executive offices are located at 5901 N.W. 151st Street, Suite 120, Miami Lakes, Florida 33014-2428.

Item 2.  Identity and Background.
                  This Schedule 13D is filed collectively by the following individuals and entities which are hereinafter referred to as the "Reporting Persons":(1) Morris Propp, a private investor, (2) Rodney M. Propp, a private investor (and cousin of Morris Propp), (3) Hanaper Partners, L.P., a New York limited partnership, of which all the limited partners are relatives of Morris Propp and Rodney M. Propp, and which is engaged in the business of making investments, and (4) P-II, Incorporated, a New York corporation, all of the stock of which is owned by relatives of Morris Propp and Rodney M. Propp, and which is engaged in the business of managing Hanaper Partners, L.P. and making investments in its own behalf. Each Reporting Person's business address is c/o P-II, Incorporated, 405 Park Avenue, New York, New York 10022, except Morris Propp, whose address is 1035 S. Federal Highway, Delray Beach, Florida 33483. The individual Reporting Persons are both citizens of the United States.

                  During the last five years, none of the Reporting Persons has been (a) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
                  No funds were borrowed for the Reporting Persons' purchases. Morris Propp used the funds of Melvin Heller, his brother-in-law, to purchase the shares of the Company's Class A Stock for Mr. Heller in an account of Mr. Heller's over which Morris Propp has discretionary trading authority. All funds used to purchase the rest of the Company's Class A Stock owned by the Reporting Persons were personal funds, in the cases of individual Reporting Persons, and working capital funds in the cases of Hanaper Partners, L.P. and P-II, Incorporated. It is anticipated that such personal funds and working capital will be used to make additional purchases, if any, of the Company's securities.

Item 4.  Purpose of Transaction.
                  The Common Stock held by the Reporting Persons was acquired and is being held as an investment, and they have no present plans or proposals which relate to or would result in:

(a) the acquisition or disposition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material changes in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
                  The Reporting Persons own in the aggregate 168,000 shares of Class A Stock which constitutes approximately 7.1% of the shares of Class A Stock outstanding, based upon the Company's Report on Form 10-Q for the quarterly period ended June 30, 1996, in which the Company reported 2,360,254 shares of Class A Stock outstanding as of July 31, 1996. Such amount includes 123,000 shares of Class A Stock owned by Hanaper Partners, L.P., 20,000 shares of Class A Stock owned by Morris Propp, 10,000 shares of Class A Stock owned by P-II, Incorporated and 15,000 shares of Class A Stock owned by Rodney M. Propp. In addition, Morris Propp has shared dispositive power over 10,000 shares of the Company's Class A Stock owned by his brother-in-law, Melvin Heller, by virtue of his discretionary authority over Mr. Heller's brokerage account in which such shares are held. Morris Propp expressly disclaims beneficial ownership of the 15,000 shares owned by Rodney M. Propp. Rodney M. Propp expressly disclaims beneficial ownership of the 10,000 shares owned by Morris Propp and the 10,000 shares owned by Melvin Heller. Each of the Reporting Persons has the sole power to vote and direct the vote and to dispose and direct the disposition of the Class A Stock which he or it owns, except that Morris Propp and Rodney Propp share the power to direct the vote and disposition of (a) the 10,000 shares owned by P-II, Incorporated by virtue of their positions as its sole directors and officers, and (b) the 123,000 shares owned by Hanaper Partners, L.P. by virtue of P-II, Incorporated's status as general partner of Hanaper Partners, L.P. In addition, Morris Propp shares the power to direct the disposition of the 10,000 shares owned by Melvin Heller, by virtue of his discretionary trading authority over Mr. Heller's account in which such shares are held.

                  Within the last 60 days, the Reporting Persons have engaged in the following transactions (all open market purchases) in the Company's Class A Common Stock:
            HANAPER PARTNERS, L.P.
                     11/06/96          1,100 @ 1.875
                     11/22/96          5,000 @ 1.75
                                      19,000 @ 1.6875
                     11/25/96          9,000 @ 1.5625
                     11/26/96         19,000 @ 1.5625
                     12/02/96          5,000 @ 1.8125

            MORRIS PROPP
                     11/22/96          5,000 @ 1.75
                     11/25/96          5,000 @ 1.625
                     11/26/96          5,000 @ 1.625 (for account of Melvin
                                                                    Heller)

            P-II, INCORPORATED
                     11/26/96          5,000 @ 1.625

            RODNEY M. PROPP
                     11/26/96         10,000 @ 1.625


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  The Reporting Persons do not have any contracts, arrangements or understandings with any other person with respect to the securities of the Company, except for their agreement to file this Schedule 13D collectively. The Reporting Persons disclaim membership in any group with respect to the securities of the Company.

Item 7.           Material to be Filed as Exhibits.
                  Not Applicable.

Signatures
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




December 5, 1996                   /s/ Rodney M. Propp
                                   Rodney M. Propp


December 4, 1996                   /s/ Morris Propp
                                   Morris Propp



December 4, 1996                   Hanaper Partners, L.P.
                                   By: P-II Incorporated, General Partner

                                   By: /s/ Morris Propp
                                       _______________________________
                                       Morris Propp, President


December 4, 1996                   P-II, Incorporated


                                   By: /s/ Morris Propp
                                       ________________________________
                                       Morris Propp, President